Western Digital Corporation 5601 Great Oaks Parkway San Jose, CA 95119 Tel: 408.717.6000

October 7, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, NE
Washington, D.C. 20549

Re:	Western Digital Corporation Form 10-K for the Fiscal Year Ended June 28, 2019 Filed August 27, 2019 File No. 001-08703

Ladies and Gentlemen:

We received your letter dated September 16, 2019 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to these comments is set forth below. For the convenience of the Staff, the comments from the Letter are restated in bold prior to the response to such comment.

Form 10-K for the Fiscal Year Ended June 28, 2019
Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 34

1.
In the fourth quarter fiscal 2019 earnings presentation you present non-GAAP gross margin amounts as well as various metrics such as units sold and average selling prices for both your HDD and Flash products. Tell us how you use this information in managing your business and revise to include a quantified discussion of such measures or explain to us what other measures management uses to manage your business. We refer you to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response:

We respectfully advise the Staff that we regularly evaluate our disclosure of metrics that may be meaningful to our investors in understanding our business. Such an evaluation is challenging due to the complexity of our evolving business as we have integrated our past acquisitions into one vertically-integrated business model. Moreover, information provided in our quarterly earnings presentations has evolved over time in response to questions raised by analysts that follow our industry. Items that management considers key measures in the management of our business, such as revenue by end market (e.g., Client Devices, Client Solutions and Data Center Devices & Solutions), revenue by technology (e.g., HDD and Flash), cash flows, exabytes shipped and working capital days, are regularly provided in our quarterly earnings presentations and are included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our periodic reports filed with the Commission.

Other metrics presented as part of our quarterly earnings presentations, such as units sold and average selling prices, are supplemental in nature and are provided for the convenience of analysts to help them build their own financial models. We have considered the Commission’s guidance in Section III.B.1 of SEC Release 33-8350. While management may consider one or more of these measures to be an indicator of or a contributor to the company’s financial performance in selected periods, generally management does not rely on any of these measures as a key performance measure to analyze the company’s financial results or to manage our business. We also do not believe that disclosure of these metrics conveys material information that promotes an understanding of the operating performance of the company, and therefore we do not view these metrics as key performance indicators for our business and generally do not disclose information about these metrics in MD&A. However, to the extent that any of these metrics is considered a material contributing factor to our results of operations in any reporting period, we have disclosed, and intend to continue to disclose, information about these metrics

U.S. Securities and Exchange Commission
October 7, 2019

that we consider relevant to explaining our results of operations, including when necessary to disclose whether any material change in our revenues is attributable to changes in prices or changes in the volume of goods sold as required by Item 303(a)(3)(iii) of Regulation S-K.

Finally, please note that we have only recently begun presenting non-GAAP gross margin broken down between HDD and Flash technology products in our quarterly earnings presentations. While this information also has been primarily presented for the convenience of analysts to help them build their own financial models, management recently has begun reviewing this information during periodic business reviews to supplement its review of total company gross margin. We continuously evaluate this and other measures as to whether disclosure of this information in MD&A would be meaningful to our investors in understanding our business. To the extent that this information is considered a material contributing factor to our results of operations in any prospective reporting period, we intend to disclose information about these metrics to explain our results of operations.

2.
We further note the HDD and Flash non-GAAP gross margin amounts you disclose in such presentation. Please revise to include a reconciliation for each non-GAAP measure to the most directly comparable GAAP measure. In this regard, you should include a separate reconciliation for each of HDD gross margin and Flash gross margin. Refer to Regulation G.

Response:

As noted in our response to the previous comment, we have only recently begun presenting a breakdown of non-GAAP gross margin between HDD and Flash technology in our quarterly earnings presentations. Given the vertically-integrated nature of our business, we manage and analyze the various reconciling items between GAAP and non-GAAP gross margin only at a total company level. We do not assign any of these reconciling items to either HDD or Flash technology products gross margins, as such allocation is not tracked or readily determinable from our systems of record, nor considered meaningful to management. Accordingly, the gross margin break-down between HDD and Flash is not available on a GAAP basis.

In our fiscal 2019 quarterly earnings presentations, we provided detailed reconciliations of our total GAAP gross profit to our total non-GAAP gross profit in both dollars and as a percentage of revenue. We also presented a break-down of total non-GAAP gross margin percentage into its HDD and Flash technology components. To further clarify, these components are simply subsets of the reconciled total non-GAAP gross profit reflected as a percentage of revenue. We believe that the reconciliation we provided complies with the guidance provided in Regulation G, with the sum of non-GAAP HDD and Flash gross margins reconciled to total gross margin, which is the most directly comparable GAAP measure.

We acknowledge that the reconciliation of GAAP gross margin percentage to non-GAAP gross margin percentage that we provided in our quarterly earnings presentations could be made easier to understand, including clarification that the HDD and Flash gross margins are a further breakdown of total non-GAAP gross margin, as well as providing details on how the GAAP and non-GAAP gross margin percentages are computed. With the objective of providing better transparency regarding this reconciliation and the related disclosure of GAAP and non-GAAP margin percentages, we prospectively will modify this reconciliation beginning with our quarterly earnings presentation for the quarter ending October 4, 2019. An example of this modified reconciliation using recent quarterly information is provided below.

U.S. Securities and Exchange Commission
October 7, 2019

Example reconciliation:

Reconciliation of GAAP to Non-GAAP gross profit
	Three months ended
	3/29/2019	6/28/2019
Gross profit	$579	$465
Amortization of acquired intangible assets	188	166
Stock-based compensation expense	13	11
Charges related to cost saving initiatives	-	4
Manufacturing underutilization charges	148	67
Power outage charges	-	145
Other	-	22
Non-GAAP gross profit	$928	$880

Breakdown of non-GAAP gross profit by technology
HDD	$591	$599
Flash	337	281
Total non-GAAP gross profit	$928	$880

Breakdown of revenue by technology
HDD revenue	$2,064	$2,128
Flash revenue	1,610	1,506
Total revenue	$3,674	$3,634

Consolidated GAAP gross margin(1)	15.8%	12.8%
Consolidated non-GAAP gross margin(2)	25.3%	24.2%
Non-GAAP HDD gross margin(3)	28.6%	28.1%
Non-GAAP Flash gross margin(4)	20.9%	18.7%
____________________________________
(1)    Consolidated GAAP gross margin is calculated by dividing gross profit by total revenue.
(2)    Consolidated non-GAAP gross margin is calculated by dividing total non-GAAP gross profit by total revenue.
(3)    Non-GAAP HDD gross margin is calculated by dividing the portion of non-GAAP gross profit relating to the Company’s HDD products by HDD revenue.
(4)    Non-GAAP Flash gross margin is calculated by dividing the portion of non-GAAP gross profit relating to the Company’s Flash products by Flash revenue.

Should you have any questions regarding any of the foregoing, please contact me via phone at (408) 717-6809 or via e-mail at Gene.Zamiska@wdc.com.

We thank the Staff for its time and consideration with respect to this matter.

U.S. Securities and Exchange Commission
October 7, 2019

Respectfully submitted,
Western Digital Corporation

By:	/s/ Gene Zamiska
Name:	Gene Zamiska
Title:	Vice President, Global Accounting and Chief Accounting Officer

cc:
Robert Eulau, Executive Vice President and Chief Financial Officer, Western Digital Corporation
Michael Ray, Executive Vice President, Chief Legal Officer and Secretary, Western Digital Corporation
Brandi Steege, Assistant General Counsel, Western Digital Corporation
Shelly Heyduk, Esq., O’Melveny & Myers LLP